SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

July 24, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended January 1, 2012
Filed February 23, 2012
File No. 000-26734

Dear Mr. Gilmore:

Reference is made to your letter to SanDisk Corporation (“SanDisk” ) dated July 11, 2012, relating to SanDisk's Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended January 1, 2012.

Pursuant to a discussion with Edwin Kim, Staff Attorney, on the date hereof, SanDisk hereby respectfully requests an extension of time to submit its response to the comment provided by the staff of the Securities and Exchange Commission (the “Staff”) dated July 11, 2012. SanDisk proposes to submit its response to the Staff no later than August 8, 2012.

Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or SanDisk's Chief Legal Officer and Senior Vice President of IP Licensing, James Brelsford at (408) 801-2440.

Yours truly,

/s/ Judy Bruner
Judy Bruner
Executive Vice President, Administration & Chief Financial Officer
SanDisk Corporation

cc: James Brelsford, Chief Legal Officer & Senior Vice President of IP Licensing